SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Global Axcess Corp.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share

                                     0-17874
                                 (Cusip Number)

                               September 15, 2003
             (Date of Event Which Requires Filing of this Statement)

CUSIP No. 0-17874

(1)      Name of Reporting Person:

         Michael J. Dodak

(2)      Check the Appropriate Box if a Member of a Group:

         (a) _____

         (b) _____

(3)      SEC Use Only

(4)      Citizenship or Place of Organization:

         United States of America.

Number of Shares BENEFICIALLY Owned by Each Reporting Person With:

(5)      Sole Voting Power:

         1,381,000

(6)      Shared Voting Power:

         2,000,000(1)

(7)      Sole Dispositive Power:

         1,381,000

(8)      Shared Dispositive Power:

         2,000,000(1)

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,381,000(1)

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

         No

(11)     Percent of Class Represented by Amount in Row (9): 8.79%(2)

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
(12)     Type of Reporting Person:

         IN

Item 1.

     (a)  Name of Issuer:

          Global Axcess Corp.


     (b)  Address of Issuer's Principal Executive Offices:

          224  Ponte Vedra Park
          Ponte Vedra Beach, FL 32082

Item 2.

     (a)  Name of Person Filing:

          Michael J. Dodak

     (b)  Address of Principal Business Office or, if none, Residence:

          224  Ponte Vedra Park
          Ponte Vedra Beach, FL 32082

     (c)  Citizenship:

          United States of America

     (d)  Title of Class of Securities:

          Common Stock, par value $.001 per share.

     (e)  CUSIP Number:

          0-17874

Item 3. Type of Person:

          Not  applicable.

Item 4. Ownership:

     (a)  Amount Beneficially owned:

          3,381,000(1)

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
     (b)  Percent of Class:

          8.79%(2)

     (c)  Number of shares as to which person has:

          (i)  Sole power to vote or to direct the vote:

               1,381,000

          (ii) Shared power to vote or to direct the vote:

               2,000,000(1)

          (iii) Sole power to dispose or to direct the disposition of:

               1,381,000

          (iv) Shared power to dispose or to direct the disposition of:

               2,000,000(1)

Item 5. Ownership of Five Percent or less of a Class:

     Not  applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not  applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not  applicable.

Item 8. Identification and Classification of Members of the Group:

     Not  applicable.

Item 9. Notice of Dissolution of Group:

     Not  applicable.

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
Item 10. Certification:

     Not  applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Date: October 15, 2003


                                                       /s/Michael J. Dodak
                                                       -------------------
                                                       Michael J. Dodak



(1) Includes warrants to purchase up to 1,000,000 shares of common stock.

(2) Based on a total outstanding of 38,468,148 shares of common stock assuming the exercise of all of the outstanding warrants owned by Mr. Dodak.



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